KW 3/8

13013834

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50127

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Southeast Investments, N.C. Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

820 Tyvola Road, Suite 104
(No. and Street)

Charlotte (City) North Carolina (State) 28217 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Frank H. Black, CEO 704-527-7873
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Scharf Pera & Co., PLLC
(Name – *if individual, state last, first, middle name*)

4600 Park Road, Suite 112 (Address) Charlotte (City) North Carolina (State) 28209 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC
Mail Processing
Section
MAR 01 2013
Washington DC

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

3/9/13

OATH OR AFFIRMATION

I, **Frank H. Black**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Southeast Investments, N.C. Inc**, as of **December 31**, 20**12**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Frank H. Black
Signature

President-CEO
Title

Ronald David Plexico
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Ronald David Plexico 2/28/2013

RONALD DAVID PLEXICO JR
NOTARY PUBLIC
SOUTH CAROLINA
MY COMMISSION EXPIRES
AUGUST 28, 2021

Scharf Pera
& Co., PLLC Certified Public Accountants

4600 Park Road, Suite 112
Charlotte, NC 28209
704 372-1167
704 377-3259 fax
scharfpera.com

Independent Auditors' Report

Board of Directors
Southeast Investments, N.C., Inc.

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Southeast Investments, N.C., Inc. as of December 31, 2012, and the related statements of income, changes in stockholders' equity, and cash flows for the year ended December 31, 2012 that are filed pursuant to rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Southeast Investments, N.C., Inc. as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedule I has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedule I is fairly stated in all material respects in relation to the financial statements as a whole.

Scharf Pera & Co., PLLC
Charlotte, North Carolina
February 25, 2013

SOUTHEAST INVESTMENTS, N.C., INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2012

ASSETS

Cash	$	187,596
Deposits with clearing organization		100,000
Receivables from clearing organization		164,765
Commissions receivable		116,100
Securities owned:		
Marketable, at market value		67,675
	$	636,136

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:		
Commissions payable and other accrued expenses	$	176,296
Commitments and contingent liabilities		-
Stockholders' Equity:		
Common stock, 1$ par value; 1,000 shares issued and outstanding		1,000
Additional paid-in capital		883,981
Accumulated deficit		(425,142)
		459,839
	$	636,136

The accompanying notes are an integral part of these financial statements.

SOUTHEAST INVESTMENTS, N.C., INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2012

Revenues:	
Commissions	$ 6,494,230
Interest and dividends	28,840
Other income	331,275
Net trading losses	(366)
	6,853,979
Expenses:	
Commissions	4,769,241
Management fees	230,400
Clearance fees	326,209
Professional fees	53,917
Rent	196,500
Advertising	54,059
Other operating expenses	941,767
	6,572,093
Net income before income taxes	281,886
Income tax expense (benefit)	-
Net income	$ 281,886

The accompanying notes are an integral part of these financial statements.

SOUTHEAST INVESTMENTS, N.C., INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2012

	Shares	Amount	Additional Paid-in Capital	Accumulated Deficit	Total
Balance - January 1,2012	1,000	$ 1,000	$ 843,981	$ (707,028)	$ 137,953
Capital contributions	-	-	40,000	-	40,000
Net income	-	-	-	281,886	281,886
Balance - December 31, 2012	1,000	$ 1,000	$ 883,981	$ (425,142)	$ 459,839

The accompanying notes are an integral part of these financial statements.

SOUTHEAST INVESTMENTS, N.C., INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2012

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income		$ 281,886
Adjustments to reconcile net income to net cash provided by operating activities:		
(Increase) decrease in operating assets:		
Deposits with clearing organization	$ (20,000)	
Receivable from clearing organization	(164,764)	
Commissions receivable	86,859	
Securities owned	(67,675)	
Increase (decrease) in operating liabilities:		
Commissions payable and other accrued expenses	(1,716)	
Total adjustments		(167,296)
Net cash provided by operating activities		114,590
CASH FLOWS FROM INVESTING ACTIVITIES:		-
CASH FLOWS FROM FINANCING ACTIVITIES:		
Capital contributions	40,000	
Net cash provided by financing activities		40,000
INCREASE IN CASH		154,590
CASH AT BEGINNING OF YEAR		33,006
CASH AT END OF YEAR		$ 187,596

The accompanying notes are an integral part of these financial statements.

SOUTHEAST INVESTMENTS, N.C., INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2012

Note 1 - Organization and Nature of Business:

Southeast Investments, N.C., Inc. is a North Carolina Corporation. The Company is an introducing broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). Headquartered in Charlotte, North Carolina, the Company executes general securities transactions for customers located throughout the United States. Trades are cleared by National Financial Services.

Note 2 - Significant Accounting Policies:

Cash and cash equivalents:

The Company considers all highly liquid investments having an original maturity of three months or less to be cash equivalents. Amounts invested may exceed federally insured limits at any given time.

Security transactions:

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade-date basis. Marketable securities are valued at market value.

Revenue recognition:

The revenues of the Company are derived primarily from commissions earned on securities transactions. Securities transactions are recorded on the trade-date basis.

Income taxes:

Income taxes are determined in accordance with FASB Accounting Standards Codification ("FASB ASC") No. 740, Income Taxes, which requires an asset and liability approach for financial accounting and reporting of income taxes. Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each year end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Amounts provided for deferred taxes relate primarily to the effects of net operating and capital loss carry forwards.

Note 2 - Significant Accounting Policies (continued):

Income taxes (continued):

FASB ASC 740-10 clarifies the accounting for income taxes, by prescribing a minimum recognition threshold a tax position is required to meet before being recognized in the balance sheet. It also provides guidance on derecognition, measurement and classification of amounts related to uncertain tax positions, accounting for and disclosure of interest and penalties, accounting in interim period disclosures and transition relating to the adoption of new accounting standards. Under FASB ASC 740-10, the recognition for uncertain tax positions should be based on a more-likely-than-not threshold that the tax position will be sustained upon audit. The tax position is measured as the largest amount of benefit that has a greater than fifty percent probability of being realized upon settlement. Management has determined that adoption of this topic has had no effect on the Company's balance sheet. The Company is no longer subject to U.S. federal or state income tax examinations by tax authorities for years before 2010.

Property and equipment:

Property and equipment is stated at cost. The service lives for all property and equipment have been estimated at 3 to 5 years and the straight-line method is used for depreciation purposes. Maintenance and repairs that do not improve or extend the lives of the respective assets are expensed currently. Because the property and equipment were fully depreciated in 2010 there was no depreciation expense for the year ended December 31, 2012.

Computation of customer reserve:

The Company is exempt from customer reserve requirements and providing information relating to possession or control of securities pursuant to rule 15c3-3 under the Securities Exchange Act of 1934. The Company meets the exempting provisions of Paragraph (k)(2)(ii).

Advertising:

The Company's policy is to expense advertising costs as the costs are incurred.

Use of accounting estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities and disclosures. Accordingly, the actual amounts could differ from those estimates. Any adjustments applied to estimated amounts are recognized in the year in which such adjustments are determined.

Fair value measurement:

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market.

Note 2 - Significant Accounting Policies (continued):

Fair value measurement (continued):

Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

The Company's securities owned are all valued using Level 1 inputs. Additionally, the Company's financial instruments include cash, accounts receivable, accounts payable, accrued expenses and other liabilities. The carrying amounts of these financial instruments approximate fair value due to their short maturities.

Note 3 - Net Capital Requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 or a minimum net capital of $50,000. At December 31, 2012, the company had net capital of $438,352, which was $388,352 in excess of its required net capital of $50,000. The Company's aggregate indebtedness to net capital ratio was .402 to 1.

Note 4 - Related Party Transactions:

Two affiliated companies, related through common ownership, provide various management services to the Company. For the year ended December 31, 2012, the Company incurred management fees of $ 230,400 for those services.

The Company leases office space from related parties. The lease terms are month to month and the Company paid rent of $196,500 to these parties for the year ended December 31, 2012.

Note 4 - Income Taxes:

The provision for income taxes at December 31, 2012 consists of the following:

Current taxes	$ 101,780
Deferred benefit	(101,780)
Net provision	$ -

Deferred income taxes are provided for the temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities. Differences are primarily attributable to net operating loss carryforwards.

The Components of net deferred tax assets as of December 31, 2012 are as follows:

Deferred tax asset	$ 76,100
Deferred tax liability	-
Valuation allowance	(76,100)
Net	$ -

The deferred tax asset at December 31, 2012 was fully offset by a valuation allowance because of the uncertainty of the future utilization of net operating loss carryforwards.

At December 31, 2012, the Company had net operating loss carryforwards of approximately $189,000 and $236,000 that may offset future federal and state taxable income, respectively. The carryforwards expire starting in 2028 through 2031. At December 31, 2012, the Company had a capital loss carryforward of approximately $44,000 which expires in 2014.

SOUTHEAST INVESTMENTS, N.C., INC.
SUPPLEMENTARY INFORMATION
PURSUANT TO RULE 17A-5 OF THE
SECURITIES EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2012

The accompanying schedules are prepared in accordance with the requirements and general format of FOCUS Form X-17a-5.

SCHEDULE I
SOUTHEAST INVESTMENTS, N.C., INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2012

Net capital:		
Total stockholders' equity		$ 459,839
Deductions and/or charges:		
Nonallowable assets:		
Commissions on receivable over 30 days old, net of related commissions payable		(7,584)
Net capital before haircuts on securities positions (tentative net capital)		452,255
Haircuts on securities		(13,903)
Net capital		$ 438,352
Aggregate indebtedness:		
Items included in statement of financial condition:		
Commissions payable and other accrued expenses		$ 176,296
Computation of basic net capital requirement:		
Minimum net capital required, greater of:		
Minimum net capital required as computed at 6.67 percent of aggregate indebtedness	$ 11,753	
Minimum dollar net capital requirement	50,000	
Total net capital requirement		$ 50,000
Excess net capital		$ 388,352
Excess net capital at 1,000 percent		$ 378,352
Ratio: Aggregate indebtedness to net capital		.402 to 1

The net capital reported, $438,352, agrees with the Company's computation and amount reported in Part II of Form X-17A-5 (unaudited) FOCUS report as of December 31, 2012.

SOUTHEAST INVESTMENTS, N.C., INC.
STATEMENT REGARDING SCHEDULE II, III, AND IV
AS OF DECEMBER 31, 2012

Schedule II, III, and IV are not applicable. The Company has claimed an exemption from SEC Rule 15c3-3 based on the fact that all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Scharf Pera
& Co., PLLC Certified Public Accountants

4600 Park Road, Suite 112
Charlotte, NC 28209
704 372-1167
704 377-3259 fax
accountants@scharfpera.com
scharfpera.com